================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9
                                   (14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities
                             Exchange Act of 1934

                          ORATEC INTERVENTIONS, INC.
                           (Name of Subject Company)

                          ORATEC INTERVENTIONS, INC.
                      (Names of Persons Filing Statement)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                    68554M
                     (CUSIP Number of Class of Securities)

                               Kenneth W. Anstey
                     Chief Executive Officer and President
                          ORATEC Interventions, Inc.
                               3700 Haven Court
                         Menlo Park, California 94025
                                (650) 369-9904
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                               -----------------

                                With copies to:

                                 Mark B. Weeks
                              Steven J. Tonsfeldt
                               Venture Law Group
                          A Professional Corporation
                              2775 Sand Hill Road
                         Menlo Park, California 94025
                                (650) 854-4488

[_] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

Item 1.  Subject Company Information.

   The name of the subject company is ORATEC Interventions, Inc., a Delaware corporation ("ORATEC" or the "Company"). The address of the principal executive office of ORATEC is 3700 Haven Court, Menlo Park, California 94025, and its telephone number is (650) 369-9904.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.001 per share, including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000 and as amended on February 13, 2002 by and between ORATEC and American Stock Transfer & Trust Company, the rights agent (collectively, the "Shares"). As of February 8, 2002, there were 23,215,109 Shares issued and outstanding.

Item 2.  Identity and Background of Filing Person.

   The filing person of this Schedule 14D-9 is the subject company, ORATEC. The business address and telephone number of ORATEC are as set forth in Item 1 above.

   This Schedule 14D-9 relates to the tender offer (the "Offer") by Orchid Merger Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Smith & Nephew, Inc., a Delaware corporation ("Smith & Nephew"), and an indirect wholly owned subsidiary of Smith & Nephew plc, a corporation organized under the laws of England and Wales, to purchase all outstanding Shares at a purchase price of $12.50 per Share, net to the seller in cash, without interest (the "Offer Price"). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO (the "Schedule TO"), which was filed with the Securities and Exchange Commission on the date hereof.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 13, 2002 (the "Merger Agreement") by and among Smith & Nephew, Purchaser and ORATEC. It is a condition to the Offer that there be validly tendered and accepted for payment by the Purchaser that number of Shares which represents a majority of the outstanding Shares determined on a fully diluted basis (assuming the exercise of all options to purchase Shares, and the conversion or exchange of all securities convertible or exchangeable into Shares, outstanding on the expiration date of the Offer) (the "Minimum Condition"). In addition, the Merger Agreement provides that, among other things, following the consummation of the Offer and satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into ORATEC (the "Merger") with ORATEC continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the treasury of ORATEC or owned by Smith & Nephew or by any wholly owned subsidiary of Smith & Nephew, or by stockholders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, without interest, which will be the same as the Offer Price. The Merger Agreement was filed with the SEC on February 19, 2002 as an exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference in its entirety.

   Concurrently with the execution of the Merger Agreement and as a condition and an inducement to Smith & Nephew's and Purchaser's willingness to enter into the Merger Agreement, Smith & Nephew and the Purchaser entered into Stockholder Agreements (each a "Stockholder Agreement") with each of the current directors and executive officers of the Company and certain stockholders (each a "Signatory Stockholder") under which each Signatory Stockholder has, among other things, subject to the conditions set forth therein, (i) agreed to tender all of such Signatory Stockholder's Shares in the Offer, (ii) agreed to vote all Shares beneficially owned by such Stockholder in favor of the Merger and the Merger Agreement and against any competitive acquisition proposal and (iii) granted a proxy to Smith & Nephew with regard to such Signatory Stockholder's Shares. A form of the Stockholder Agreement was filed with the SEC on February 19, 2002 as an exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference in its entirety. The Shares subject to the Stockholder Agreements, in total, represent approximately 13.99% of the outstanding Shares as of February 8, 2002. The following table identifies each Signatory Stockholder and the number of Shares owned by such Signatory
Stockholder:

                                                                  Shares of
                                                                   Common
    Signatory Stockholder                                           Stock
    ---------------------                                         ---------
    Venrock Associates (4).......................................   686,409
    Venrock Associates II, L.P. (4)..............................   621,348
    Patrick F. Latterell (2).....................................    20,726
    Jefferey A. Saal, M.D. (2)...................................   620,277
    Kenneth W. Anstey (1)........................................   522,893
    Hugh R. Sharkey (1)..........................................   472,632
    Nancy V. Westcott (3)........................................   141,631
    Richard M. Ferrari (2).......................................    77,016
    Roger H. Lipton (3)..........................................    63,364
    Michael D. Hassman (3).......................................    22,130
    Theresa M. Mitchell (3)......................................         0
    Wayne R. Moon (2)............................................         0
                                                                  ---------
        Total.................................................... 3,248,426
                                                                  =========

--------
(1) Officer and Director
(2) Director
(3) Officer
(4) Affiliate

   The Schedule TO states that the principal executive offices of the Purchaser are located at 1450 Brooks Road, Memphis, Tennessee 38116.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

   In considering the recommendation of the Company's Board of Directors (the "Board") with respect to the Offer and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation--Background of the Transaction," "--Reasons for the Recommendation."

Allocation of Consideration among Executive Officers and Directors

   The table below sets forth information for each director and executive officer of the Company who will be entitled to receive cash payments in connection with the Offer or the Merger with respect to such individual's Shares or options to purchase Shares. Except as set forth in the table below, no director or executive officer of the Company is entitled to receive any cash compensation in connection with the Offer or the Merger for Shares owned or options to purchase Shares held.

                                                    Number of     Total Cash
                                      Shares       In-The-Money  Consideration
  Name                                (#)(1)      Options (#)(1)      ($)
  ----                               ---------    -------------- -------------
  Patrick F. Latterell..............    20,726         5,000         285,025
  Jeffrey A. Saal, M.D..............   620,277        35,000       8,015,975
  Kenneth W. Anstey.................   525,114(2)    157,918       7,966,248
  Hugh R. Sharkey...................   472,632        19,167       5,946,234
  Nancy V. Westcott.................   143,895(3)     68,125       2,304,313
  Richard M. Ferrari................    77,016        35,000       1,227,400
  Roger H. Lipton...................    63,364       162,500       2,500,718
  Michael D. Hassman................    22,722(4)     78,000         694,100
  Theresa M. Mitchell...............         0       160,000         660,500
  Wayne R. Moon.....................         0        30,000         234,375
                                     ---------       =======      ==========
     Totals......................... 1,945,746       750,710      29,834,888
                                     =========       =======      ==========

--------
(1) See "Security Ownership of Certain Beneficial Owners and Management" in Annex A attached to this Schedule as Exhibit (a)(3) for a detailed description of holdings.
(2) Includes 2,221 shares of common stock expected to be issued pursuant to the Company's 1999 Employee Stock Purchase Plan prior to the Effective Time.
(3) Includes 2,264 shares of common stock expected to be issued pursuant to the Company's 1999 Employee Stock Purchase Plan prior to the Effective Time.
(4) Includes 592 shares of common stock expected to be issued pursuant to the Company's 1999 Employee Stock Purchase Plan prior to the Effective Time.

Employment Agreements and Severance Arrangements with Executive Officers and Directors

   Consummation of the Offer and the Merger will have the effects summarized below on the compensation, incentive plans, agreements and arrangements in which executive officers and directors of the Company are participating.

   On February 13, 2002, the Board of Directors of the Company adopted a resolution providing for the full acceleration of the vesting of outstanding and unvested options to purchase Shares of the Company's capital stock in connection with the consummation of the Offer and the Merger, including the outstanding and unvested options to purchase Shares of the Company's capital stock held by executive officers and directors of the Company.

   The Company has entered into severance arrangements with certain of its executive officers that may be triggered by the consummation of the Offer and the Merger. Each of these arrangements is described below and is filed as an exhibit hereto and is incorporated by reference herein. The Offer and the Merger will result in a change in control under these arrangements.

   Nancy V. Westcott, Chief Financial Officer and Vice President, Administration. Pursuant to the terms of an employment agreement dated October 29, 1997, if Ms. Westcott is involuntarily terminated in connection with a change in control, Ms. Westcott will be entitled to receive continued payment of her salary and health benefits for a period of 12 months following such termination.

   Theresa M. Mitchell, Vice President Regulatory, Clinical Affairs and Quality Assurance. Pursuant to the terms of an employment agreement dated November 29, 1999, if Ms. Mitchell is terminated without cause in connection with a change in control of the Company, she will be entitled to receive acceleration of the vesting of all unvested options granted pursuant to the terms of the employment agreement. In addition, if Ms. Mitchell is terminated at any time for reasons other than cause, she will be entitled to receive continued payment of her salary and health benefits for a period of six months following such termination.

Stock Option Plans

   The Company's directors and executive officers have been granted options under the Company's stock option plans. See "Allocation of Consideration among Executive Officers and Directors" above.

   Under the Merger Agreement, each of the Company's option plans and all options thereunder shall be deemed to be 100% vested and exercisable immediately prior to the consummation of the Offer. Each option outstanding upon the consummation of the Offer will be cancelled and the holder of each such option will receive an amount equal to (i) the product of (A) the number of Shares subject to such option and (B) the excess, if any, of the Offer Price over the exercise price per Share minus (ii) all applicable federal, state and local taxes required to be withheld. All option plans, and all options outstanding, shall terminate and all rights thereunder shall be cancelled immediately prior to the consummation of the Offer.

   In addition, under the Merger Agreement, the Company shall cause any of the purchase periods in progress under the 1999 Employee Stock Purchase Plan (the "ESPP") to be shortened to a date which is no later than 10 business days following the commencement of the Offer and provide that no new purchase period shall commence on or after the date of the Merger Agreement. No participant in the ESPP may increase his or her rate of payroll deduction under the ESPP effective from and after the date of the Merger Agreement. The ESPP shall be terminated immediately prior to the consummation of the Offer.

The Merger Agreement

   A summary of certain material provisions of the Merger Agreement is included under the caption "Purpose of the Offer and Merger; The Merger Agreement; The Confidentiality Agreement; The Stockholders Agreement; Statutory Requirements; Appraisal Rights; Rule 13e-3; Plans for ORATEC After the Offer and the Merger--The Merger Agreement" in the Offer to Purchase attached as Exhibit
(a)(1) to this Schedule and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement attached as Exhibit (e)(1) to this Schedule. We urge you to read the Merger Agreement in its entirety for a more complete description of the material summarized in the referenced section of the Offer to Purchase.

Stockholder Agreements

   A summary of certain material provisions of the Stockholder Agreements is included under the caption "Purpose of the Offer and Merger; The Merger Agreement; The Confidentiality Agreement; The Stockholders Agreement; Statutory Requirements; Appraisal Rights; Rule 13e-3; Plans for ORATEC After the Offer and the Merger--The Stockholder Agreements" in the Offer to Purchase attached as Exhibit (a)(2) to this Schedule and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text contained in the form of the Stockholder Agreement attached as Exhibit (e)(2) to this Schedule. We urge you to read the form of Stockholder Agreement in its entirety for a more complete description of the material summarized in the referenced section of the Offer to Purchase.

Confidentiality Agreement

   A summary of certain material provisions of the Confidentiality Agreement is included under the caption "Purpose of the Offer and Merger; The Merger Agreement; The Confidentiality Agreement; The Stockholders

Agreement; Statutory Requirements; Appraisal Rights; Rule 13e-3; Plans for ORATEC After the Offer and the Merger--The Confidentiality Agreement" in the Offer to Purchase attached as Exhibit (a)(1) to this Schedule and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement attached as Exhibit (e)(3) to this Schedule. We urge you to read the Confidentiality Agreement in its entirety for a more complete description of the material summarized in the referenced section of the Offer to Purchase.

Indemnification; Directors and Officers' Insurance

   The Merger Agreement provides that from and after the Effective Time, Smith & Nephew will cause the Company to indemnify and hold harmless all past and present officers and directors of the Company to the same extent and in the same manner such officers and directors were indemnified on the date of the Merger Agreement pursuant to indemnification agreements between the Company and such persons, the DGCL or the Company's Certificate of Incorporation or Bylaws for acts or omissions occurring at or prior to the Effective Time.

   The Merger Agreement provides that Smith & Nephew and the Surviving Corporation will maintain in effect, for a period of six years after the Effective Time, directors and officers liability insurance policies that provide coverage for events occurring prior to the Effective Time that are substantially equivalent to the Company's policies in existence on the date of the Merger Agreement, or if substantially equivalent insurance coverage is unavailable, the best coverage available; provided, however, that neither Smith & Nephew nor the Surviving Corporation will be obligated to pay aggregate premiums for such insurance over the six year period in excess of $1,300,000.

   Except as described or referred to in this Item 3 and Item 4--"The Solicitation or Recommendation," there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between ORATEC or its affiliates and either (i) ORATEC, its executive officers, directors or affiliates or (ii) Smith & Nephew or the Purchaser or any of their respective executive officers, directors or affiliates. For a complete description of the stock ownership of ORATEC's executive officers and directors, please see the section entitled "Security Ownership of Certain Beneficial Owners and Management" in Annex A attached hereto.

Item 4.  The Solicitation or Recommendation.

Recommendation of the Board

   At a special meeting of the Board of Directors of the Company held on February 13, 2002, the Board by unanimous vote of all directors:

  . approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

  . determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders; and

  . recommended that the Company's stockholders accept the Offer, tender their Shares thereunder to the Purchaser, and approve and adopt the Merger Agreement.

   THEREFORE, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER, AND APPROVE AND ADOPT THE MERGER AGREEMENT.

   The Board's recommendation is based in part on the oral opinion, which was subsequently confirmed in writing, delivered by J.P. Morgan Securities Inc. ("JP Morgan") to the Board of Directors on February 13, 2002 to the effect that, as of such date, and based on and subject to the matters described in the opinion, the $12.50 per share cash consideration to be received by the holders of ORATEC common stock in the proposed transactions was fair, from a financial point of view, to such stockholders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by JP Morgan, is set forth in Annex B to this Schedule 14D-9.

Background of the Transaction

   As part of its long term plan to review strategic business opportunities, in May 2000 ORATEC engaged JP Morgan to act as its financial advisor.

   As part of its customary review of its strategic business development plans for 2001, in early 2001 Parent determined to pursue acquisition opportunities in the area of radio frequency technology and related products that would complement and expand the product offerings of Parent's Endoscopy Division.

   In February 2001, representatives of U.S. Bancorp Piper Jaffray Inc. ("Piper Jaffray") met with senior management of Parent to discuss potential acquisition candidates in the United States, including ORATEC. Representatives of Piper Jaffrey subsequently requested a meeting with Mr. Ken Anstey President and Chief Executive Officer of ORATEC.

   On April 19, 2001, representatives of Piper Jaffray met with Mr. Anstey in Menlo Park, California to discuss the possibility of a strategic acquisition of ORATEC by Smith & Nephew. At the meeting, Mr. Anstey indicated that ORATEC was in the midst of implementing its operating strategy and was not at that time interested in pursuing discussions relating to such a transaction.

   On July 19, 2001, members of senior management of Smith & Nephew, including Mr. Ron Sparks, President, Endoscopy Division of Smith & Nephew, members of senior management of Parent and representatives of Piper Jaffray met with Mr. Anstey in Menlo Park, California. At the meeting, Mr. Anstey gave an overview presentation of ORATEC and Mr. Sparks gave an overview presentation of Parent and Smith & Nephew. At the meeting, the parties discussed Smith & Nephew's continued desire to commence discussions relating to the possible acquisition of ORATEC by Smith & Nephew.

   On July 31, 2001, the Board met at a special meeting to discuss ORATEC's recent meeting with Smith & Nephew. JP Morgan gave the Board a presentation related to potential acquisition scenarios. The Board engaged in a lengthy discussion relating to potential transactions, including a potential transaction with Smith & Nephew. The Board determined that it would not pursue further discussions with Smith & Nephew at that time.

   In September 2001, representatives of Piper Jaffray had several conversations with Mr. Anstey and with Mr. Richard Ferrari, Chairman of ORATEC, regarding a possible acquisition of ORATEC by Smith & Nephew.
   In September 2001, Mr. Anstey was contacted by senior management of another company ("Company A") to discuss potential strategic business opportunities. Mr. Anstey had several meetings and discussions with a representative of Company A to discuss a potential strategic relationship between ORATEC and Company A. Following these initial discussions, ORATEC and Company A decided not to pursue a strategic transaction in the near term.

   On September 21, 2001, Smith & Nephew formally engaged Piper Jaffray to act as Smith & Nephew's financial advisor in connection with possible strategic transactions in the United States in the area of endoscopy.

   On October 9, 2001, representatives of Piper Jaffray gave a presentation to senior management of Parent regarding a possible acquisition of ORATEC by Smith & Nephew. At a regular meeting on November 1, 2001, senior management of Parent briefed the board of directors of Parent on discussions with ORATEC.

   On November 8, 2001, Mr. Peter Huntley, Group Director, Business Development of Parent, Mr. Sparks and representatives of Piper Jaffray met with Mr. Anstey, Ms. Nancy V. Westcott, Chief Financial Officer and Vice President of Administration of ORATEC, and representatives of JP Morgan in New York City. Smith & Nephew indicated its interest in the acquisition of ORATEC at a price of $11.25 per Share in cash, based on the information with respect to ORATEC that it had reviewed to date. Mr. Anstey and representatives of JP Morgan indicated that ORATEC would not be interested in discussing an acquisition by Smith & Nephew at that price. After the meeting, representatives of Piper Jaffray and representatives of JP Morgan had discussions relating to Smith & Nephew's valuation of ORATEC.

   On November 27, 2001, members of senior management of Parent and Smith & Nephew and representatives of Piper Jaffray met with members of senior management of ORATEC and representatives of JP Morgan in New York City. Senior management of ORATEC gave a presentation of the business, operations and financial condition of ORATEC. At the meeting, senior management of Smith & Nephew and representatives of Piper Jaffray indicated that they would use the information provided by ORATEC to determine whether Smith & Nephew would be willing to increase its proposed purchase price. Also on November 27, 2001, Smith & Nephew and ORATEC entered into a mutual confidentiality agreement.

   On November 27, 2001, Mr. Anstey requested that JP Morgan renew discussions with another company ("Company B") with whom ORATEC had had prior discussions in 2000 and 2001 relating to a possible acquisition of ORATEC by Company B. On December 5, 2001, ORATEC entered into a mutual confidentiality agreement with Company B. On December 6, 2001, ORATEC met with Company B to discuss a potential transaction and gave Company B a presentation relating to ORATEC's business.

   On December 7, 2001, Mr. Sparks delivered a letter to Mr. Anstey containing Smith & Nephew's indication of interest in acquiring ORATEC through a tender offer for all outstanding Shares at $12.50 per Share in cash followed by a back-end merger at the same price, subject to completion of satisfactory due diligence, negotiation and execution of a definitive merger agreement and of agreements providing for directors and executive officers of ORATEC to support the transaction and approval of the board of directors of Parent. This letter also requested that ORATEC enter into an exclusivity agreement with Smith & Nephew so that Smith & Nephew could complete its due diligence investigation of ORATEC.

   On December 10, 2001, at a regularly scheduled meeting of the Board, representatives of JP Morgan presented Smith & Nephew's indication of interest to the Board along with a detailed analysis of alternative scenarios. The Board directed senior management to continue discussions with Smith & Nephew.

   On December 14, 2001, the Board held a telephonic meeting to continue its deliberations regarding the options currently available to ORATEC. Following a report by representatives of JP Morgan on discussions they had engaged in with Company B, the Board concluded that Company B would not be able to present ORATEC with the terms of a proposed offer in a timely manner, and that any delay in responding to Smith & Nephew's indication of interest could jeopardize a possible transaction with Smith & Nephew. The Board then authorized senior management of ORATEC to pursue a possible transaction with Smith & Nephew at a price of $12.50 per Share and to enter into an exclusivity agreement with Smith & Nephew.

   On December 19, 2001, Smith & Nephew and ORATEC entered into an exclusivity agreement pursuant to which ORATEC agreed, for a period extending until January 23, 2002, not to solicit, initiate or encourage the submission of proposals by third parties relating to an acquisition of ORATEC.

   From December 19, 2001 through December 21, 2001, senior management of Smith & Nephew, representatives of Piper Jaffray, Smith & Nephew's legal counsel and Smith & Nephew's accounting advisors met with ORATEC's senior management, representatives of J.P. Morgan and ORATEC's legal counsel in Menlo Park, California to perform financial, operational and legal due diligence. During the last two weeks of 2001 and the first two weeks of January 2002, Smith & Nephew and its legal and financial advisors continued their due diligence investigation of ORATEC with the cooperation of senior management of ORATEC and ORATEC's legal and financial advisors.

   On January 8, 2002, Smith & Nephew's legal counsel delivered a draft merger agreement and a draft stockholder agreement to ORATEC's legal counsel. Between January 8, 2002, and February 13, 2002 representatives of Smith & Nephew and ORATEC and their respective legal counsel and financial advisors held numerous meetings and conferences during which the draft merger agreement and stockholder agreements were discussed and negotiated.

   On January 16, 2002, members of senior management of Smith & Nephew and its legal counsel and representatives of Piper Jaffray met with senior management of ORATEC, representatives of JP Morgan and ORATEC's legal counsel to conduct additional due diligence.

   On January 21, 2002, at a regularly scheduled board meeting, senior management of ORATEC updated the Board on Smith & Nephew's due diligence effort and negotiations with Smith & Nephew relating to the merger agreement and stockholder agreements.

   On February 5, 2002, ORATEC and Smith & Nephew executed an amendment extending the exclusivity agreement from January 23, 2002 to February 13, 2002. On February 6, 2002 at a regularly scheduled board meeting, senior management of Parent updated Parent's board of directors on negotiations between Smith & Nephew and ORATEC. Between February 7, 2002 and February 13, 2002, the parties and their respective legal counsel continued to negotiate the terms of the proposed merger agreement and stockholder agreements.

   On February 13, 2002, the board of directors of Parent approved the proposed transaction after receiving a presentation of the material terms of the proposed transaction from senior management. On the same date, the Offer, the Merger, the Merger Agreement and the related transactions were approved by the board of directors of each of Smith & Nephew and Purchaser.

   On the morning of February 13, 2002, the Board had a telephonic meeting with senior management of ORATEC, ORATEC's legal counsel, and representatives of JP Morgan to discuss the status of negotiations with Smith & Nephew and the directors' comments on the Merger Agreement and Stockholder Agreement. Representatives of ORATEC's legal counsel then presented a detailed review of the terms of the Merger Agreement and the Stockholder Agreement and reviewed for the Board the Board's fiduciary duties with respect to the transaction. Representatives of JP Morgan presented JP Morgan's analysis of information to serve as the basis for evaluating the proposed price to be paid pursuant to the Offer and Merger and rendered to the Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated February 13,
2002) that as of such date and based on and subject to the matters described in the opinion, the $12.50 per Share cash consideration to be received by the holders of the Shares in the proposed transactions was fair, from a financial point of view, to such holders. Representatives of JP Morgan then responded to questions raised by the Board regarding its analysis and opinion. The Board then engaged in a full discussion of the terms of the proposed Merger Agreement and Stockholder Agreement, the various factors considered by the Board in approving the Merger Agreement and recommending the Offer and the analysis and opinion of JP Morgan. Thereafter, the Board unanimously approved the Merger Agreement, the Stockholder Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of ORATEC and recommended that the stockholders of ORATEC accept the Offer and tender their Shares pursuant to the Offer.

   On February 13/, 2002, ORATEC, Smith & Nephew and Purchaser executed the Merger Agreement and Smith & Nephew, Purchaser and the Signatory Stockholders executed the Stockholder Agreements. Public disclosure of the execution of the Merger Agreement was made by joint press release on the February 14, 2002, prior to the opening of trading of the Shares on Nasdaq. /

   On February 22, 2002, in accordance with the Merger Agreement, Purchaser commenced the Offer.

Reasons for the Recommendation

   In unanimously deciding to approve the Merger Agreement and recommend the Offer, as set forth above under "Recommendation of the Board," the Board considered the information set forth under "Background of the Transaction" above, as well as the following factors:

  . the amount and form of consideration to be received by the Company's stockholders in the Offer and the Merger pursuant to the Merger Agreement;

  . the Company's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of the Company going forward as an independent company;

  . the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

  . the fact that in view of discussions held with various parties over the past several months, management of the Company believed that it was unlikely that any other party would propose an acquisition or strategic business combination that, taken as a whole, would be more favorable to the Company and its stockholders than the Offer and the Merger;

  . the financial condition, historical results of operations and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

  . other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

  . the extensive arms-length negotiations between the Company and Smith & Nephew leading to the belief of the Board that $12.50 per Share represented the highest price per Share that could be negotiated with Smith & Nephew;

  . the fact that the $12.50 per Share to be paid in the Offer and the Merger represents a premium of approximately 103% over the 90-day trailing average of $6.16 per Share, a premium of approximately 66% over the 30-day trailing average of $7.55 per Share, a premium of approximately 54% over the 10-day trailing average of $8.11 per Share, and a premium of approximately 40% over the $8.90 closing sale price per Share on The Nasdaq National Market on February 13, 2002, the last trading day prior to public announcement of the execution of the Merger Agreement;

  . the current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of the Company;

  . the opinion of JP Morgan, dated February 13, 2002, that as of such date, and based on and subject to the matters described in the opinion, the $12.50 per share cash consideration to be received by the holders of ORATEC common stock in the proposed transactions was fair, from a financial point of view, to such stockholders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by JP Morgan, is set forth in Annex B to this Schedule 14D-9. Stockholders are urged to, and should, read the opinion of JP Morgan in its entirety;

  . the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; and

  . the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company in the manner provided in the Merger Agreement, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's compliance with the terms of the Merger Agreement and the Company's obligation to pay the termination fee in the amount and in the manner described in the Merger Agreement.

   The Board did not assign any relative or specific weights to the above factors nor did it determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Board received the advice of its financial advisors and legal counsel.

Intent to Tender

   To the best knowledge of the Company, after making reasonable inquiry, the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

   Pursuant to a letter agreement dated May 22, 2000, the Company retained JP Morgan as its exclusive financial advisor in connection with a potential sale, merger or other business combination involving the Company. Pursuant to the terms of JP Morgan's engagement, the Company will pay JP Morgan $5,000,000 for its financial advisory services. The Company also has agreed to reimburse JP Morgan for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, incurred in connection with its services and to indemnify JP Morgan and its officers, agents, employees, affiliates and controlling persons against certain costs, expenses and liabilities arising out of JP Morgan's engagement. In the ordinary course of business of its trading and brokerage activities, JP Morgan or its affiliates may hold positions, for its own account or the accounts of customers, in equity, debt or other securities of the Company or Smith & Nephew.

   Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6.  Interest in Securities of the Subject Company.

   No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, with the exception of transfers by Hugh Sharkey of 28,600 Shares to his daughters.

Item 7.  Purposes of the Transaction and Plans or Proposal.

   (a) Except as described or referred to in this Schedule 14D-9, to the knowledge of the Company, no negotiation is being undertaken or underway on the part of the Company in response to the Offer that relates to or would result in
(i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described or referred to in this Schedule 14D-9, there are no transactions, resolutions, agreements in principal or signed contracts in response to the Offer that would relate to one or more of the matters referred to in clauses (i) through (iv) of the preceding paragraph.

Item 8.  Additional Information.

  Delaware General Corporation Law

   As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) on consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and
(y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of
Section 203, the Board has approved the Merger Agreement and the Stockholders Agreement, as described in Item 4 above, and, therefore, the restrictions of
Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

   Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

  Amendment to Rights Agreement

   On February 13, 2002, the Company amended the Preferred Shares Rights Agreement, dated as of November 28, 2000 (the "Rights Agreement"), by executing the First Amendment to Preferred Shares Rights Agreement (the "Amendment") between the Company and American Stock Transfer and Trust Company attached to this Schedule as Exhibit (e)(6). The Amendment provides that none of Smith & Nephew, Purchaser or any of their affiliates or associates (Smith & Nephew, Purchaser and their affiliates or associates, together, the "Smith & Nephew Group") will be an Acquiring Person (as that term is defined in the Rights Agreement) in the event that the Smith & Nephew Group shall become the Beneficial Owners (as that term is defined in the Rights Agreement) of Shares of the Company upon the execution of, or in one or more transactions contemplated by, and not in contravention of, the Merger Agreement or the Stockholder Agreements. The Amendment further provides that none of the Smith & Nephew Group shall be deemed a Person (as that term is defined in the Merger Agreement) for purposes of determining whether any Person has commenced a tender offer or exchange offer that would trigger the occurrence of a Distribution Date (as that term is defined in the Rights Agreement).

  Regulatory Filings

   Under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied.

  Board Designation

   The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

  Offer Documents

   Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated by reference herein in their entirety.

                                   EXHIBITS

(a)(1)  Offer to Purchase dated February 22, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the
        Schedule TO filed by Purchaser with respect to the Company on February 22, 2002 ("Schedule TO"))

(a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO)

(a)(3)  Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
        Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A)

(a)(4)  Opinion of J.P. Morgan Securities Inc. dated February 13, 2002

(a)(5)  Press Release, dated February 14, 2002, regarding the proposed transaction between Smith & Nephew and the Company (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 19, 2002)

(a)(6)  Letter to Stockholders of ORATEC Interventions, Inc. dated February 22, 2002*

(e)(1)  Agreement and Plan of Merger among Smith & Nephew, Orchid Merger Corp. and the Company dated as of February 13, 2002 (incorporated by reference to Exhibit 2.1 to the Current Report on
        Form 8-K filed by the Company on February 13, 2002)

(e)(2)  Form of Stockholder Agreement, dated as of February 13, 2002, among Smith & Nephew, Inc., Orchid
        Merger Corp. and certain stockholders of the Company (including a schedule listing such stockholders and the number of shares owned by such stockholders as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit 2.2 to the Current Report on
        Form 8-K filed by the Company on February 19, 2002)

(e)(3)  Confidentiality Agreement, dated November 13, 2001 between Smith & Nephew and the Company
        (incorporated by reference to Exhibit (d)(3) to Schedule TO)

(e)(4)  Employment Agreement, dated November 29, 1999, between the Company and Theresa M. Mitchell

(e)(5)  Employment Agreement, dated October 29, 1997, between the Company and Nancy V. Westcott

(e)(6)  First Amendment to Preferred Shares Rights Agreement, dated as of February 13, 2002, between the
        Company and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 2 to the Amended Registration Statement on Form 8-A12G/A filed by the Company on February 19, 2002)

--------
* Included with the Schedule mailed to stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2002

                                               ORATEC INTERVENTIONS, INC.

                                               By:    /s/  KENNETH W. ANSTEY
                                                   -----------------------------
                                                         Kenneth W. Anstey
                                                   President and Chief Executive
                                                              Officer

                                                                        ANNEX A

                          ORATEC INTERVENTIONS, INC.
                               3700 Haven Court
                         Menlo Park, California 94025

                               -----------------

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about February 22, 2002, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000, and as amended on February 13, 2002, by and between the Company and American Stock Transfer & Trust Company, the rights agent (the "Shares"), of ORATEC Interventions, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being provided in connection with the possible appointment of persons designated by Orchid Merger Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Smith & Nephew, a Delaware corporation ("Smith & Nephew"), to at least a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to Section 6.3 of the Agreement and Plan of Merger, dated as of February 13, 2002 (the "Merger Agreement"), among Smith & Nephew, Purchaser and the Company.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

   Pursuant to the Merger Agreement, on February 22, 2002, Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer"). It is a condition to the Offer that a majority of the Shares (determined on a fully diluted basis assuming the exercise of all options to purchase Shares, and the conversion or exchange of all securities convertible or exchangeable into Shares, outstanding on the expiration date of the Offer) are tendered and accepted for payment by the Purchaser (the "Minimum Condition"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 21, 2002, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company shall become a wholly-owned subsidiary of Smith & Nephew.

   The information contained in this Information Statement concerning Smith & Nephew and Purchaser has been furnished to the Company by Smith & Nephew, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

   The Shares are the only class of securities outstanding having the right to vote for the election of the Company's directors. Each Share entitles its record holder to one vote. As of February 8, 2002, there were 23,215,109 Shares issued and outstanding.

Designees to the Company's Board of Directors

   If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the percentage of aggregate voting power of the Shares held by Smith & Nephew or any of its subsidiaries. The Company shall, on request of Purchaser, promptly increase the size of the Board as is necessary, or promptly secure resignations of such number of its incumbent directors or both, to enable Purchaser's designees to be elected to the Board. Notwithstanding the foregoing, if Purchaser's designees are appointed or elected to the Board, until the Effective Time, at least two of the non-employee members of the Board will be directors who were directors on the date of the Merger Agreement ("Independent Directors"), provided that if less than two Independent Directors remain, the remaining Independent Director (if any) or, if no Independent Directors remain, the other directors shall designate persons to fill the vacancies who shall be Independent Directors. Notwithstanding the foregoing, after the time that Purchaser's designees constitute at least a majority of the Board and until the Effective Time, any (i) amendment or waiver of any term or condition of the Merger Agreement on behalf of the Company, (ii) amendment or waiver of any term or condition of the Company's Certificate of Incorporation or Amended and Restated By-Laws, (iii) termination of the Merger Agreement by the Company, (iv) extension by the Company of the time for performance of any of the obligations or other acts of Purchaser or any waiver or assertion of any of the Company's rights under the Merger Agreement, or (v) other consent or action by the Board with respect to the Merger Agreement, will require the concurrence of a majority of the Independent Directors. The Board has, with their consent, designated Richard Ferrari and Patrick F. Latterell as the prospective Independent Directors. See "General Information Regarding the Company--Current Directors and Executive Officers of the Company" of this Annex A for more information with respect to these individuals.

   Purchaser has informed the Company that it currently intends to choose the individuals it has the right to designate to serve on the Board pursuant to the Merger Agreement from the officers and employees of Smith & Nephew and Purchaser listed below. The name, age, current business address and present principal occupation or employment and five-year employment history of each of these persons is set forth below. None of the persons listed below owns any Shares or has engaged in transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officers of the Company, or (iii) based on information provided to the Company by Smith & Nephew (which is to the best of Smith & Nephew's knowledge), beneficially owns any securities (or any rights to acquire securities) of the Company. The Company has been advised by Smith & Nephew that, to the best knowledge of Smith & Nephew, none of the designees listed below have been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

   The information set forth below was furnished by Smith & Nephew. Unless otherwise indicated, each person's business address is 160 Dascomb Road, Andover, Massachusetts 01810. All persons listed below are citizens of the United States of America.

                                                    Principal Occupation or Employment
Name, Age                   Business Address         and Five-Year Employment History
---------                   ----------------   ---------------------------------------------
Ron Sparks, 46...........                      President, Endoscopy of Parent since 1999.
                                               Director and President, Endoscopy, of Smith &
                                               Nephew since 1999. Executive Officer of
                                               Smith & Nephew since 1995. Director and
                                               President of Purchaser as of 2002. Member of
                                               Holy Family Hospital and Medical Center,
                                               Valley Regional Ventures, Inc. and Valley
                                               Regional Support Services, Inc. Board of
                                               Trustees since 2000. Member of Holy Family
                                               Hospital Foundation Board of Trustees since
                                               2001.

Mark Frost, 39...........                      Vice President--Finance, Endoscopy, of Smith
                                               & Nephew since 1999. Director and Vice
                                               President--Finance of Purchaser as of 2002.
                                               Chief Financial Officer of General Electric--
                                               Sovac Auto Financial Services Division from
                                               1997 to 1999. Director of Financial Planning
                                               and Analysis for General Electric Groupe
                                               Sovac from 1996 to 1997.

John Konsin, 43..........                      Vice President--Marketing, Endoscopy, of
                                               Smith & Nephew since 1999. Vice President--
                                               Marketing of Purchaser as of 2002. Vice
                                               President--Marketing of Chiron Corporation
                                               from 1996 to 1999.

James Ralston, 55........ Smith & Nephew, Inc. Executive Officer of Parent as of 2002.
                          1450 Brooks Road     Director, Senior Vice President and General
                          Memphis, Tennessee   Counsel of Smith & Nephew since 1999.
                          38116                Senior Vice President, Secretary and General
                                               Counsel of Purchaser as of 2002. Vice
                                               President, General Counsel and Secretary of
                                               Eagle-Picher Industries, Inc. from 1997 to
                                               1998.


   Each of the designees has consented to act as a director of the Company. It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of the specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on Thursday, March 21, 2002, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board.

Current Directors and Executive Officers of the Company

   The Company's executive officers and directors and their ages and positions as of February 8, 2002 are as follows:

Name                      Age                              Position(s)
----                      ---                              -----------
Kenneth W. Anstey........ 55  Director, President and Chief Executive Officer
Hugh R. Sharkey.......... 51  Director, Executive Vice President and Chief Technical Officer
Nancy V. Westcott........ 49  Chief Financial Officer and Vice President, Administration
Roger H. Lipton.......... 44  Vice President, Sales and Marketing
Michael D. Hassman....... 33  Vice President, Manufacturing
Theresa M. Mitchell...... 52  Vice President, Regulatory and Clinical Affairs and Quality Assurance
Richard M. Ferrari....... 48  Director
Patrick F. Latterell..... 43  Director
Jeffrey A. Saal, M.D..... 52  Director
Wayne R. Moon............ 62  Director

   Kenneth W. Anstey joined ORATEC in April 1996 as a director and has served as President and Chief Executive Officer of ORATEC since July 1997. From December 1995 to March 1997, Mr. Anstey was the Chief Executive Officer of Biofield Corporation, a cancer diagnostic company. From August 1991 to December 1995, he served as President and Chief Executive Officer of Mitek Surgical Products, an orthopedic implant company, which was subsequently acquired by Johnson & Johnson. He currently serves as a director of Vision Sciences, a medical device company, and he also serves as a director of Ascension Orthopedics. Mr. Anstey holds a B.A. degree in Advertising and an M.B.A. degree from Michigan State University.

   Hugh R. Sharkey co-founded ORATEC and has served as a director since inception. From July 1995 until July 1997, he served as Chief Executive Officer, President and Chief Financial Officer, and in June 1997 he became Executive Vice President and Chief Technical Officer. In March 1994, Mr. Sharkey co-founded ZoMed International (now RITA Medical Systems), a radiofrequency ablation company. In 1992, Mr. Sharkey co-founded VIDAMed, a urology company, and in 1987, he co-founded Danforth Biomedical, a medical device company. From May 1988 to May 1989, he served as Vice President and General Manager of EP Technologies, a cardiac electrode company, which was acquired by Boston Scientific, a minimally invasive medical device company. Mr. Sharkey is listed as an inventor on over 70 patents for medical devices. He holds an A.A. degree in Nursing and a B.S. degree in Business Administration from the University of Phoenix.

   Nancy V. Westcott joined ORATEC as its Chief Financial Officer and Vice President, Administration in November 1997 and was elected to the office of Secretary in August 1999. From November 1992, she served as Vice President of Corporate Communications for Caremark International, a health care services company, until its acquisition in September 1996. From June 1978 to November 1992, she held a number of management positions with Baxter International in pension management and international and domestic treasury. Ms. Westcott holds a B.A. degree in German from the University of Idaho and a Masters of International Management degree from the American Graduate School of International Management (Thunderbird). She earned her Professional Accounting Certificate at the J.L. Kellogg Graduate School of Management at Northwestern University.

   Roger H. Lipton joined ORATEC in January 1996 as Vice President, Sales and Marketing. From January 1989 to November 1995, Mr. Lipton held management positions in marketing and business development at AME Orthofix, an orthopedic and spine implant company. Prior to working at AME Orthofix, he served as a principal of Martek, a marketing consulting firm, and as Director of Sales and Marketing of Medmax, a start-up cardiovascular company. Mr. Lipton holds a B.S. degree in Business Administration from the University of Hartford.

   Theresa M. Mitchell joined ORATEC in December 1999 as Vice President, Regulatory and Clinical Affairs and Quality Assurance. From June 1999 to December 1999, Ms. Mitchell was a regulatory consultant to APX, Inc. and Circulation, Inc., cardiovascular medical device companies. From December 1997 to June 1999, she served as co-CEO and Senior Vice President, Business Development and Marketing of Fidus Medical Technology, Inc., a medical technology company. From October 1995 to October 1997, Ms. Mitchell served as Vice President, Business Development, Regulatory and Clinical Affairs and Quality Assurance of Intella Interventional, Inc., a cardiovascular medical device company. From January 1995 to September 1995, Ms. Mitchell was a consultant to Sunrise Medical, an ophthalmic lasers company. Ms. Mitchell holds M.A. and B.A. degrees in Experimental Psychology/Biostatistics from the California State University, San Francisco.

   Michael D. Hassman joined ORATEC as a Production Manager in February 1997, and has held several positions including Manufacturing Engineering Manager, Director of Manufacturing, and in February 2002, he became Vice President, Manufacturing. From March 1993 to February 1997, Mr. Hassman was employed by Stryker Endoscopy, a manufacturer of endoscopic medical devices, most recently as Unit Manager. Prior to working at Stryker, Mr. Hassman served as an officer in the United States Army. Mr. Hassman holds a B.S. degree in Mechanical Engineering from the United States Military Academy at West Point in New York.

   Richard M. Ferrari has served as a director of ORATEC since May 1996 and was elected Chairman of the Board in January 1997. Mr. Ferrari has been a general partner at DeNovo Ventures since March 2000. From June 1995 until March 2000, Mr. Ferrari served as Chief Executive Officer of CardioThoracic Systems, a minimally invasive coronary bypass company, which was acquired by Guidant Corporation in November 1999. From January 1991 to September 1995, Mr. Ferrari was President and Chief Executive Officer of CVIS, a cardiovascular medical device company, which was recently acquired by Boston Scientific. From January 1986 to April 1990, he was an Executive Vice President and General Manager with ADAC Laboratories, a nuclear medical imaging and healthcare information systems company. Mr. Ferrari also serves as a director and advisor for several start-up companies in the medical device industry. Mr. Ferrari holds a B.S. degree in Health and Education from Ashland University and an M.B.A. from the University of South Florida.

   Patrick F. Latterell has served as a director of ORATEC since October 1997, and previously served as a director and Chairman of the Board from August 1996 to January 1997. Mr. Latterell is a general partner at Venrock Associates, a venture capital firm, where he has been since April 1989. Mr Latterell is also a general partner of Latterell Venture Partners, a healthcare venture capital firm he founded in September 2001. Mr. Latterell also serves as a director of Vical, a gene-based pharmaceutical company, as well as several other private biomedical companies. He holds S.B. degrees in both Biology and Economics from the Massachusetts Institute of Technology and an M.B.A degree from the Stanford University Graduate School of Business.

   Jeffrey A. Saal, M.D. is a co-founder of ORATEC and has been a director since August 1995. Since 1981, Dr. Saal has been conducting his medical practice with the S.O.A.R. Physiatry Medical Group. Since 1992, he has been an Associate Clinical Professor at Stanford University, and since 1981 he has served as team physician to various college sports teams. Dr. Saal is on the editorial boards of several peer review journals, including Spine. Dr. Saal holds several positions with professional societies, including Founding Chairman of PASSOR, the Physiatric Association of Spine Sports and Occupational Rehabilitation. He was also a former President of the North American Spine Society, or NASS. Dr. Saal holds a B.A. degree in Biology from the State University of New York, Oneonta and an M.D. degree from Tulane Medical School. He completed his residency training at the Boston VA Hospital and Stanford University. Dr. Saal is board certified in Physical Medicine, Internal Medicine and Electrodiagnostic Medicine.

   Wayne R. Moon has served as a director of ORATEC since December 2000. Mr. Moon was Chairman of the Board and Chief Executive Officer of Blue Shield of California from September 1993 until his retirement in January 2000. Mr. Moon was President, Chief Operating Officer and Director of Kaiser Foundation Health Plan, Inc. and Kaiser Hospitals where he was employed from June 1970 until September 1993. Mr. Moon also serves as a director of Varian, Inc., a manufacturer of scientific instruments and vacuum technologies,

IntegraMed America, as well as several private companies in the healthcare field. Mr. Moon is a past Chairman of the Board of the American Association of Health Plans and the International Federation of Health Plans. He holds a B.A. degree in Business Administration and an Masters degree in Hospital Administration from the University of Michigan.

   The are no family relationships among any of the directors or executive officers of the Company.

Board Meetings

   During the period from January 1, 2001 through December 31, 2001 (the "last fiscal year"), the Board met 9 times, took action by written consent one time, and no director attended fewer than 75% of the aggregate number of meetings of the Board and meetings of the committees of the Board on which he serves.

Board Committees

   The Board has an Audit Committee and a Compensation Committee.

   The Audit Committee consists of directors Richard Ferrari, Patrick Latterell and Wayne Moon, three of the Company's non-employee directors, and held four meetings during the last fiscal year. The Audit Committee recommends the engagement of the firm of certified public accountants to audit the financial statements of the Company and monitors the effectiveness of the audit effort, the Company's financial and accounting organization and its system of internal accounting controls.

   The Compensation Committee consists of directors Richard Ferrari and Jeffrey Saal, M.D., and held three meetings during the last fiscal year. Its functions are to establish and administer the Company's policies regarding annual executive salaries and cash incentives and long term equity incentives. The Compensation Committee administers the Company's 1995 Stock Plan, 1999 Stock Plan, 1999 Employee Stock Purchase Plan and 1999 Directors' Stock Option Plan.

Director Compensation

   Directors currently receive no cash fees for services provided in that capacity but are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board. Employee directors and nonemployee directors are eligible to participate in the 1999 Stock Plan. Employee directors are eligible to participate in the 1999 Employee Stock Purchase Plan. The Company's 1999 Directors' Stock Option Plan (the "Directors' Plan") currently provides that each person who becomes a nonemployee director of the Company will be granted a nonstatutory stock option to purchase 30,000 shares of Common Stock on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the Company's shareholders at which such director is elected, each such nonemployee director shall be granted an additional option to purchase 10,000 shares of Common Stock if, on such date, he or she shall have served on the Company's Board of Directors for at least six months. With the exception of Wayne Moon, each of the Company's nonemployee directors received options to purchase 5,000 shares of the Company's Common Stock at the time of the 2000 Annual Meeting. In addition, Dr. Saal received $16,700 during 2001 in honorariums.

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee is composed of Richard M. Ferrari and Jeffrey A. Saal, M.D. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. Neither Mr. Ferrari nor Dr. Saal has at any time been an officer or employee of the Company. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers of the Company, and establishes and reviews general policies relating to compensation and benefits of employees of the Company.

Compensation of Executive Officers

   The following table shows compensation earned by (a) the Company's Chief Executive Officer; and (b) the four other most highly compensated executive officers of the Company during the fiscal year ended December 31, 2001 (the "Named Executive Officers"), and the compensation received by each such individual during the Company's preceding two fiscal years.

                          SUMMARY COMPENSATION TABLE

                                                                                          Number of
                                                                            Other Annual Securities
                                                     Fiscal Salary   Bonus  Compensation Underlying
Name and Principle Position                           Year   ($)      ($)       ($)      Options (#)
---------------------------                          ------ ------- ------- ------------ -----------
Kenneth W. Anstey (6)...............................  2001  240,000  50,000     6,000(1)        --
 President and Chief Executive Officer                2000  239,121  50,000    25,316(2)    50,000
                                                      1999  220,000 118,000    95,439(3)   100,000

Hugh R. Sharkey (7).................................  2001  178,173  40,000     6,000(1)        --
 Executive Vice President and                         2000  176,154  20,000     6,000(1)    20,000
 Chief Technical Officer                              1999  160,000  35,000     6,000(1)        --

Nancy V. Westcott (8)...............................  2001  170,000  50,000        --           --
 Chief Financial Officer,                             2000  169,615  25,000        --       40,000
 Vice President, Administration                       1999  160,000  40,000        --           --

Roger H. Lipton (9).................................  2001  180,000  45,000     3,600(1)        --
 Vice President, Operations                           2000  179,423  25,000    26,035(4)    40,000
                                                      1999  165,000  65,000    50,480(5)        --

Theresa M. Mitchell (10)............................  2001  150,000  40,000        --           --
 Vice President, Regulatory and Clinical Affairs and  2000  150,000      --        --       40,000
   Quality Assurance                                  1999    2,855      --        --      120,000

--------
 (1) Consists of car allowance.
 (2) Consists of $19,316 in perquisites (including reimbursement of taxes) and $6,000 car allowance.
 (3) Consists of $49,670 in perquisites (including reimbursement of taxes) and $5,769 car allowance.
 (4) Consists of $22,435 in perquisites (including reimbursement of taxes) and $3,600 car allowance.
 (5) Consists of $46,880 in perquisites (including reimbursement of taxes) and $3,600 car allowance.
 (6) Pursuant to the terms of an employment agreement dated July 14, 1997, and amended on January 21, 2002, if Mr. Anstey is involuntarily terminated without cause, he will receive a severance payment, paid in two installments, equal to twelve months of his base salary and target bonus earned.
 (7) Pursuant to the terms of an employment agreement dated August 21, 1996, as amended on July 14, 1997 and January 21, 2002, Mr. Sharkey will receive continued payment of his base salary and a pro rata amount of his prior year's annual bonus for a period of six months after his termination date if he is terminated without cause.
 (8) Pursuant to the terms of an employment agreement dated October 29, 1997, if Ms. Westcott is involuntarily terminated in connection with a change in control, Ms. Westcott will be entitled to receive continued payment of her salary and health benefits for a period of twelve months following such termination.
 (9) Pursuant to the terms of an employment agreement dated January 3, 1996, all of Mr. Lipton's unvested options will vest upon a change of control of the Company.
(10) Pursuant to the terms of an employment agreement dated November 29, 1999, if Ms. Mitchell is terminated without cause in connection with a change in control of the Company, she will be entitled to receive acceleration of the vesting of all unvested options granted pursuant to the terms of employment agreement. In addition, if Ms. Mitchell is terminated at any time for reasons other than cause, she will be entitled to receive continued payment of her salary and health benefits for a period of six months following such termination.

Option Grants During Fiscal 2001

   The Company did not grant any options to purchase its common stock during the fiscal years ended December 31, 2001 to the persons named in the Summary Compensation Table above.

Option Exercises in 2001 and Year-End Value

   The following table provides certain information concerning exercises of options to purchase the Company's common stock during the fiscal year ended December 31, 2001, and unexercised options held as of December 31, 2001, by the persons named in the Summary Compensation Table above.

   Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Values

                                              Number of Securities Value of Unexercised
                                                   Underlying          In-The-Money
                           Shares             Unexercised Options  Options at 12/31/01
                          acquired    Value    at 12/31/01 (#)(1)         (#)(2)
                         on Exercise Realized -------------------- --------------------
Name                         ($)       ($)     Vested     Unvested  Vested     Unvested
----                     ----------- --------  -------    --------  -------    --------
Kenneth W. Anstey.......   105,000   680,313  111,649      46,269  359,423      91,780
Hugh R. Sharkey.........        --        --    9,184       9,983       --          --
Nancy V. Westcott.......    34,375   180,469   47,708      20,417  157,606      17,825
Roger H. Lipton.........        --        --  141,978      20,522  823,391      18,321
Theresa M. Mitchell.....        --        --   80,000      80,000   35,650      35,650

--------
(1) No stock appreciation rights (SARs) were outstanding during fiscal 2001.
(2) Based on the $6.47 closing price of the Company's Common Stock on the Nasdaq Stock Market on December 31, 2001, less the exercise price of the options.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Officers, directors, and greater than ten-percent stockholders are required to furnish the Company with copies of all
Section 16(a) forms they file.

   To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the last fiscal year, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with by such persons.

                            STOCK PERFORMANCE GRAPH

   The following graph compares the cumulative total shareholder return data for the Company's stock from April 4, 2000 (the date of the Company's initial public offering) through December 31, 2001 to the cumulative return over such period of (i) the Nasdaq National Market Composite Index and (ii) the JP Morgan H&Q Healthcare-Excluding Biotechnology Index. The graph assumes that $100 was invested on April 4, 2000, the date on which the Company completed the initial public offering of its Common Stock, in the Common Stock of the Company and in each of the comparative indexes. The graph further assumes that such amount was initially invested in the Common Stock of the Company at a per share price of $14.00, the price to which such stock was first offered to the public by the Company on the date of its initial public offering, and reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

                COMPARISON OF 21 MONTH CUMULATIVE TOTAL RETURN*
                       AMONG ORATEC INTERVENTIONS, INC.,
          THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE JP MORGAN H&Q
                   HEALTHCARE-EXCLUDING BIOTECHNOLOGY INDEX

                               [PERFORMANCE GRAPH]

               ORATEC             NASDAQ            JP MORGAN H&Q
            INTERVENTIONS,        STOCK               HEALTHCARE-
                INC.            MARKET(U.S.)    EXCLUDING BIOTECHNOLOGY
4/4/2000       100.00           100.00                   100.00
6/00           238.39            95.86                   119.18
9/00            87.50            88.21                   132.39
12/00           36.61            59.07                   144.66
3/01            57.59            44.09                   129.87
6/01            66.21            51.97                   139.16
9/01            49.43            36.06                   139.42
12/01           46.21            46.87                   142.70



* Assumes $100 invested on April 4, 2000 in stock or in index, including reinvestment of dividends. Fiscal year ending December 31, 2001.

Comparison of Cumulative Total Return from April 4, 2000, through December 31,
                                   2001 (1)

                                        4/4/00  6/00   9/00  12/00   3/01   6/01   9/01  12/01
                                        ------ ------ ------ ------ ------ ------ ------ ------
ORATEC Interventions, Inc..............  $100  238.39  87.50  36.61  57.59  66.21  49.43  46.21
The Nasdaq National Market Composite
 Index.................................  $100   95.86  88.21  59.07  44.09  51.97  36.06  46.87
JP Morgan H&Q Healthcare-Excluding
 Biotechnology Index...................  $100  119.18 132.39 144.66 129.87 139.16 139.42 142.70

--------
(1) The Stock Performance Graph assumes $100 was invested on April 4, 2000 at the closing sales price of the Shares and each index. No cash dividends have been declared on the Shares. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information, as of February 8, 2002, with respect to the beneficial ownership of the Company common stock by:

  . each person known by the Company to be the beneficial owner of more than 5% of our common stock;

  .  each director and director nominee of the Company;

  .  the executive officers named in the Summary Compensation Table above; and

  .  all executive officers and directors of the Company as a group.

   Except as otherwise indicated, the address of each beneficial owner is c/o ORATEC Interventions, Inc., 3700 Haven Court, Menlo Park, California 94025.

   Except as indicated in the footnotes to the table, the Company believes that the persons named in the table have sole voting and dispositive power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Percentages are based on 23,215,109 shares of common stock outstanding on February 8, 2002.

                                                            Number of Percentage
                                                             Shares     Owned
Name and Address of Beneficial Owners (1)                    (#)(2)     (%)(3)
-----------------------------------------                   --------- ----------
Entities affiliated with Venrock Associates (4)............ 1,307,911    5.63
Patrick F. Latterell (5)................................... 1,333,637    5.74
Kenneth W. Anstey (6)......................................   645,258    2.78
Richard M. Ferrari (7).....................................   105,138       *
Jeffrey A. Saal, M.D. (8)..................................   640,902    2.76
Hugh R. Sharkey (9)........................................   483,014    2.08
Nancy V. Westcott (10).....................................   193,089       *
Wayne R. Moon (11).........................................    14,583       *
Roger H. Lipton (12).......................................   209,197       *
Theresa M. Mitchell (13)...................................    92,500       *
All directors and executive officers as a group (9
  persons)(14)............................................. 3,717,318   16.01

--------
  * Less than 1%
 (1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options.
 (2) Calculated on the basis of 23,215,109 shares of Common Stock outstanding as of February 8, 2002, provided that any additional shares of Common Stock that a stockholder has a right to acquire within 60 days after February 8, 2002 are deemed to be outstanding for the purposes of calculating that stockholder's percentage beneficial ownership.
 (3) Percentage of beneficial ownership excludes shares issuable upon the exercise of outstanding stock options except for Shares issuable upon the exercise of options and warrants exercisable within the next 60 days.
 (4) Consists of 621,348 shares held by Venrock Associates II, L.P., 686,409 shares held by Venrock Associates and 154 shares held by Venrock Management LLC. The general partners of these funds who share voting and dispositive power over these shares are Anthony B. Evnin and Anthony Sun.
 (5) Includes 5,000 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002 and 1,307,911 shares held by entities associated with Venrock Associates, of which Mr. Latterell is a general partner. Mr. Latterell disclaims beneficial ownership of the shares held by the entities except to the extent of his pecuniary interest therein.

 (6) Includes 122,455 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002 and 16,666 shares held by Mary Jo Anstey, Mr. Anstey's spouse.
 (7) Includes 24,791 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002 and 3,331 shares held by Saratoga Ventures, a limited partnership of which Mr. Ferrari is a general partner.
 (8) Includes 20,625 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002 and 116,000 shares held in trust for Dr. Saal's children.
 (9) Includes 55,191 shares held on behalf of Mr. Sharkey's children and 10,382 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002.
(10) Includes 51,458 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002.
(11) Includes 14,583 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002.
(12) Includes 145,833 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002.
(13) Includes 395,127 shares issuable upon exercise of options exercisable within 60 days of February 8, 2002.

Merger Agreement

   On February 13, 2002, the Company entered into the Merger Agreement, pursuant to which: (i) Purchaser is making the Offer; and (ii) following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Smith & Nephew.

Stockholders Agreements with Certain Officers, Directors and other Stockholders

   The discussion set forth in "Item 3--Past Contacts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14d-9 is incorporated herein by this reference.

Allocation of Consideration among Executive Officers and Directors

   The discussion set forth in "Item 3--Past Contacts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14d-9 is incorporated herein by this reference.

Employment Agreements and Severance Arrangements with Executive Officers and Directors

   The discussion set forth in "Item 3--Past Contacts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14d-9 is incorporated herein by this reference.

Stock Option Plans

   The discussion set forth in "Item 3--Past Contacts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14d-9 is incorporated herein by this reference.

                                 EXHIBIT INDEX

No.    Exhibit
---    -------
(a)(1) Offer to Purchase dated February 22, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the
       Schedule TO filed by Purchaser with respect to the Company on February 22, 2002 ("Schedule TO"))

(a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO)

(a)(3) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
       Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A)

(a)(4) Opinion of J.P. Morgan Securities Inc. dated February 13, 2002

(a)(5) Press Release, dated February 14, 2002, regarding the proposed transaction between Smith & Nephew and the Company (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 19, 2002)

(a)(6) Letter to Stockholders of ORATEC Interventions, Inc. dated February 22, 2002*

(e)(1) Agreement and Plan of Merger among Smith & Nephew, Orchid Merger Corp. and the Company, dated as of February 13, 2002 (incorporated by reference to Exhibit 2.1 to the Current Report on
       Form 8-K filed by the Company on February 19, 2002)

(e)(2) Form of Stockholder Agreement, dated as of February 13, 2002, among Smith & Nephew, Inc., Orchid
       Merger Corp. and certain stockholders of the Company (including a schedule listing such stockholders and the number of shares owned by such stockholders as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit 2.2 to the Current Report on
       Form 8-K filed by the Company on February 19, 2002)

(e)(3) Confidentiality Agreement dated November 13, 2001 between Smith & Nephew and the Company
       (incorporated by reference to Exhibit (d)(3) to Schedule TO)

(e)(4) Employment Agreement, dated November 29, 1999, between the Company and Theresa M. Mitchell

(e)(5) Employment Agreement, dated October 29, 1997, between the Company and Nancy V. Westcott

(e)(6) First Amendment to Preferred Shares Rights Agreement, dated as of February 13, 2002, between the
       Company and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 2 to the Amended Registration Statement on Form 8-A12G/A filed by the Company on February 19, 2002)

--------
* Included with the Schedule mailed to stockholders.